October 24, 2017

Writer’s Direct Number:
+52 55 5261 6413
Writer’s Email Address:
fernando.suarez@volaris.com

BY EDGAR
Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Fax: (202) 772-9202
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2016
Filed April 27, 2017
File No. 001-36059
Dear Ms. Raminpour:
Controladora Vuela Compañía de Aviación, S.A.B. de C.V., (the “Company” or “we”) has received a comment letter dated October 13, 2017 concerning the above-referenced filing on Form 20-F (the “2016 20-F”) from the Staff of the Securities and Exchange Commission (the “Staff”).  I am writing to respond on behalf of the Company to the comments of the Staff and indicate changes that will be made in future filings.  All page numbers below refer to the 2016 20-F.
Form 20-F for the year ended December 31, 2016
Selected Consolidated Financial Information and Operating Data, page 3
Comment No. 1: We note from your response to our prior comments 1 and 2 that you intend to continue the presentation of the non-GAAP measure Adjusted EBITDAR, with the additional disclosure regarding its use as a valuation metric. Please note that regardless of its use as a valuation metric, we continue to believe it is not appropriate to present the non-GAAP measure Adjusted EBITDAR in Exchange Act filings because it eliminates aircraft rent, a normal, recurring, cash operating expense necessary to operate your business.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com

We believe that eliminating those amounts as an adjustment in presenting a non-GAAP performance measure is prohibited by Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please remove the presentation of this measure in your filings.
Response to Comment No. 1:
The Company respectfully requests the Staff to reconsider Comment No. 1 and allow the Company to present Adjusted EBITDAR as an additional metric for analyst and investor consideration. The Company would be prepared to include clear and specific disclosure in future fillings to the effect that investors should be aware that Adjusted EBITDAR is not an accurate measure of operating performance and should not be viewed as a replacement of similar GAAP measures.
The Company acknowledges the Staff’s comment and respectfully requests the Staff to reconsider the application of Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. The Company believes the disclosure of Adjusted EBITDAR should not be viewed as misleading because when properly labeled and explained, EBITDAR is intended to provide investors and analysts with what the Company believes is an additional metric traditionally used on a long-standing basis by aviation analysts, the Company and international airlines. This is reflective of the fact that EBITDAR provides a metric that eliminates the effects of variability in capital structure across airlines which is more a function of financing than a contributing factor to operating performance given that airlines frequently have large variability in their mix of owned versus operating leased aircraft.
Rather, the Company’s future filings would highlight to investors that Adjusted EBITDAR should solely be used as a valuation metric.  In addition, based on our research on SEC-registered airlines, other listed Latin American airlines are also disclosing this additional measure.
The disclosure the Company respectfully proposes to include in future filings would be as follows: “We also present herein for limited purposes Adjusted EBITDAR solely as a valuation metric. This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used by other financial analyst. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com

However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein.”

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +52 55 5261 6413 or our counsel, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Fernando Suárez
Name: Fernando Suárez
Title: Chief Financial Officer

cc: Antonia E. Stolper – Shearman & Sterling LLP

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Antonio Dovalí Jaime No. 70, Torre B, Piso 13  Col. Zedec Santa Fe, C.P. 01210 México, Ciudad de México. T: (55) 5261 6400
volaris.com